Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

Phone: 949.903.5906 Fax: 604.608.9572

www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Capital Engages Cormel Capital for
Investor Relations and Announces Private Placement

Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

November 14th, 2022 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar or "the Company") Greenbriar is very pleased to announce that, subject to Toronto Venture Exchange approval, the Company has engaged Cormel Capital S.à r.l. to perform Investor Relation services to Greenbriar for a period of 12 months. Consideration is CDN $3,500 per month and 75,000 three (3) year stock options at CDN $1.50 per share.

Cormel Capital S.à r.l. (Cormel) is a private company providing financial, marketing and research services to third parties in the EMEA region (Europe, Middle-East and Africa). Cormel facilitates contacts between investors and investees in sectors such as mining, farming, project finance, green energy generation and commercial and residential real estate investments.

The Company further announces that is has arranged a small, well placed private placement of 577,000 units at CDN $1.30 per unit for total proceeds of CDN $750,100.00.  Each unit comprises one common share and one full common share purchase warrant. Each warrant is convertible into one common share at CDN $1.50 per share and the warrants expire in three years from the date of this news release. Proceeds are for general working capital.  The units are subject to a four (4) month hold period. The private placement is subject to the approval of the Toronto Venture Exchange.

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey Ciachurski"

Jeffrey Ciachurski
Chief Executive Officer and Director

Phone: 949.903.5906
Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF